Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Amendment No. 2 to the Schedule 13G dated February 11, 2010 with respect to the shares of Common Stock, par value $0.001 per share, of GigaBeam Corporation and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2010

PORTSIDE GROWTH AND OPPORTUNITY FUND By: Ramius LLC, its investment adviser RAMIUS LLC By: Cowen Group, Inc., its sole member	C4S & CO., L.L.C. COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss